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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

In the Matter of:

  CENTERPOINT ENERGY, INC.            CERTIFICATE OF
  1111 Louisiana                       NOTIFICATION
  Houston, Texas  77002

  (70-10128)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                   ----------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended December 31, 2003. Unless defined herein, capitalized terms have the meaning given them in the Application.

    1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

         None.


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    2.   The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

         228,552 shares were issued under the Investor's Choice Plan.

         A total of 50,874 shares were issued on the exercise of previously issued stock options, and 1,791 shares were issued under the terms of the 2001 Incentive Compensation Plan. 10,000 shares were issued to the Company's non-executive chairman pursuant to the terms of a 2002 agreement under which he assumed his responsibilities.

    3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

    4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A

    5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         On October 7, 2003, the Company refinanced its existing bank credit facility by entering into two new three-year facilities: (i) a $1.425 billion revolving credit facility with a group of banks and (ii) a $923 million term loan facility from institutional investors. Both facilities, like the credit facility they replaced, are secured by a pledge of the common stock the Company owns in Texas Genco.


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         In December 2003, the Company issued $255 million of 2.875% convertible notes, due 2024. Proceeds from the notes were designated to redeem $250 million aggregate liquidation amount of 8.125% trust preferred securities issued by HL&P Capital Trust I.

         None of the Company's debt is classified as short-term debt.

    6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date

         On November 3, 2003, CenterPoint Energy Resources Corp. ("GasCo") issued $160 million aggregate principal amount of its 5.95% senior unsecured notes due 2014. GasCo accepted $140 million aggregate principal amount of GasCo's TERM Notes maturing in November 2003 and $1.25 million as consideration for the notes. GasCo retired the TERM notes received and used the remaining proceeds to finance remaining costs of issuance of the notes and for general corporate purposes.

         In October 2003, the Federal Energy Regulatory Commission issued an order recognizing Texas Genco, LP as an exempt wholesale generator under Section 33 of the Act. As a result of that order, the Texas Genco Holdings, Inc. and its subsidiaries are no longer treated as utility subsidiaries of the Company.

         The aggregate amount of short-term debt outstanding as of the end of the quarter for the Utility Subsidiaries was $63 million. The weighted average interest rate for such short-term debt as of such date was 5.0%.

    7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

         None.

    8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

         None.


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    9.   The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

         The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed. There were no securities issued by such subsidiaries during the quarter except as described under Item 18 in connection with an internal reorganization of two unregulated GasCo subsidiaries.

    10.  The information required by a Certificate of Notification on Form
         U-6B-2.

         Not applicable.

    11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

         None.

    12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit B hereto. See also the Annual Report on Form 10-K filed by the Company on January 15, 2004 (File No. 1-31447), the Annual Report on Form 10-K filed by CenterPoint Energy Resources Corp. on January 15, 2004 (File No. 1-13265), and the Annual Report on Form 10-K filed by CenterPoint Energy Houston Electric, LLC on January 15, 2004 (File No. 1-3187), all of which are incorporated herein by reference.

    13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

         See Exhibit C hereto.


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    14.  A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit D hereto.

    15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit E hereto.

    16. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

         See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

    17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

         See Exhibit G hereto.


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    18.  With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

         On December 31, 2003 two subsidiaries of GasCo, Industrial Gas Supply Corporation and Unit Gas Transmission Company, merged into another subsidiary of GasCo, Louisiana Unit Gas Transmission Company, which changed its name to CenterPoint Energy Intrastate Pipelines, Inc.

         On December 31, 2003 two subsidiaries of GasCo, CenterPoint Energy Gas Resources Corp. (a Texas corporation) and CenterPoint Energy Gas Marketing Company (a Delaware corporation) merged into a third subsidiary of GasCo, CenterPoint Energy Marketing, Inc. (a Delaware corporation). CenterPoint Energy Marketing, Inc. is the surviving company following the merger and its name was changed to CenterPoint Energy Gas Services, Inc.

    19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

         See Exhibit H hereto. Until the formation of a service company on January 1, 2004, CenterPoint Energy provided common and shared services for its subsidiaries through its approximately 1,100 employees (approximately 10% of total employees). Under its cost allocation methodology, which previously has been submitted to regulators in the various states in which CenterPoint utility subsidiaries operate, costs incurred directly for an operating unit are directly charged to that unit at cost. Costs that could not be directly charged were allocated to the business units using appropriate allocators.


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         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                                 CENTERPOINT ENERGY, INC.

                                 By:/s/ Rufus S. Scott
                                    --------------------------------------
                                    Rufus S. Scott
                                    Vice President, Deputy General Counsel
                                    and Assistant Corporate Secretary


Dated:  March 31, 2004


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Exhibits
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

Exhibit           Description
Exhibit A         CenterPoint Energy, Inc., CenterPoint Energy Resources Corp.
                  and Texas Genco Holdings, Inc. Guaranties Issued or Amended
                  During Fourth Quarter 2003 (filed in connection herewith with a request for confidential treatment)

Exhibit B         Consolidated Balance Sheets for CenterPoint Energy, Inc. and
                  Subsidiaries, CenterPoint Energy Houston Electric, LLC and
                  Subsidiaries, CenterPoint Energy Resources Corp. and
                  Subsidiaries and Texas Genco Holdings, Inc. (as of December
                  31, 2003)

Exhibit C         Capital Structure Chart of CenterPoint Energy, Inc.,
                  CenterPoint Energy Houston Electric, LLC, CenterPoint Energy
                  Resources Corp. and Texas Genco Holdings, Inc. as of December
                  31, 2003

Exhibit D         Retained Earnings Analysis of CenterPoint Energy, Inc.,
                  CenterPoint Energy Resources Corp., CenterPoint Energy Houston
                  Electric, LLC and Texas Genco Holdings, Inc.

Exhibit E         Money Pool Participants and Outstanding Borrowings as of
                  December 31, 2003

Exhibit F         CenterPoint Energy, Inc. Investments in Financing Subsidiaries
                  as of December 31, 2003

Exhibit G         CenterPoint Consolidated Financials (forecasts through 2006)
                  (filed in connection herewith with a request for confidential treatment)

Exhibit H         Information on Service Transactions between CenterPoint
                  Energy, Inc. and Utility Subsidiaries (Corporate Services,
                  Support Services and Information Technology Services)

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